EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 16 November 2020

16 August 2021	Publication of a Prospectus
10 August 2021	Director/PDMR Shareholding
4 August 2021	Director/PDMR Shareholding
3 August 2021	Director's Other Appointment
2 August 2020	Total Voting Rights
22 July 2021	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

11 August 2021	CMA publishes provisional determination for RIIO-2
27 July 2021	Board Committee Changes
26 July 2021	Publication of AGM Results